Sit Global Dividend Growth Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 30 years
- Kent L. Johnson, CFA, 32 years
- Raymond E. Sit, 28 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	4.36	49.94	12.98	11.71	8.76	9.71	0.83
Class S Shares	4.26	49.63	12.69	11.43	8.49	9.44	0.59
MSCI World Index	4.92	54.03	12.81	13.36	9.88	9.34	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Class I Shares	13.61	21.70	4.03	-0.93	4.96	19.75	-9.63	26.70	16.00	4.36
Class S Shares	13.35	21.43	3.76	-1.21	4.71	19.54	-9.93	26.41	15.77	4.26
MSCI World Index	15.83	26.68	4.94	-0.87	7.51	22.40	-8.71	27.67	15.90	4.92

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.0
Technology Services	15.1
Electronic Technology	12.8
Health Technology	12.8
Producer Manufacturing	9.0
Consumer Non-Durables	8.7
Consumer Services	3.6
Process Industries	3.4
Sectors Less Than 3.4%	16.5
Cash and Other Net Assets	2.1

PORTFOLIO COUNTRY ALLOCATION (%)

United States	60.5
Switzerland	8.5
United Kingdom	8.5
Ireland	5.3
Germany	5.1
Australia	4.0
Japan	2.3
Spain	1.8
3 Countries Less Than 1.8%	1.9
Cash and Other Assets	2.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	6.5
Apple, Inc.	5.5
Johnson & Johnson	2.7
JPMorgan Chase & Co.	2.6
Applied Materials, Inc.	2.6
Accenture, PLC	2.4
Logitech International SA	2.4
Alphabet, Inc.	2.2
Partners Group Holding AG	2.2
Allianz SE, ADR	2.1
Total	19.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$38.8
S Share Assets (Millions):	$3.8
Number of Holdings:	63
Wtd. Avg. Market Cap (Billions):	$360.7
Median Market Cap (Billions):	$82.7
Beta (vs. MSCI World Index):	0.90

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit ESG Growth Fund

As of March 31, 2021

Sit Investment Associates
Sit Mutual Funds

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  David A. Brown, 26 years
  Kent L. Johnson, CFA, 32 years
  Michael T. Manns, 34 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	**2.45**	**44.75**	**12.46**	**12.56**
Class S Shares	**2.40**	**44.34**	**12.17**	**12.28**
MSCI World Index	4.92	54.03	12.81	13.85

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2016*	2017	2018	2019	2020	YTD 2021
Class I Shares	**2.01**	**23.72**	**-7.36**	**26.41**	**15.90**	**2.45**
Class S Shares	**1.88**	**23.47**	**-7.65**	**26.06**	**15.62**	**2.40**
MSCI World Index	6.81	22.40	-8.71	27.67	15.90	4.92

*Due to the Fund's inception date of 6/30/16, the 2016 calendar year returns of the Fund and its benchmarks reflect performance since 6/30/16.

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.6
Health Technology	12.5
Electronic Technology	11.4
Consumer Non-Durables	10.2
Finance	9.8
Producer Manufacturing	8.0
Consumer Services	5.7
Retail Trade	5.4
Sectors Less Than 3.0%	14.1
Cash and Other Net Assets	3.3

PORTFOLIO COUNTRY ALLOCATION (%)

United States	55.2
Japan	8.5
United Kingdom	8.1
Switzerland	7.2
Ireland	6.0
Germany	5.5
Spain	2.5
Sweden	1.5
2 Country Less Than 1.5%	2.2
Cash and Other Assets	3.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	5.6
Apple, Inc.	5.3
Alphabet, Inc.	3.1
Home Depot, Inc.	2.7
Allianz SE, ADR	2.7
Adobe, Inc.	2.6
Iberdrola SA, ADR	2.5
Facebook, Inc.	2.5
Sony Group Corp., ADR	2.4
T Rowe Price Group, Inc.	2.4
Total	31.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.5
S Share Assets (Millions):	$3.9
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$375.2
Median Market Cap (Billions):	$98.7
Beta (vs. MSCI World Index):	0.88

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Mid Cap Growth Fund


As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			■
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
   Roger J. Sit, 30 years
   Kent L. Johnson, CFA, 32 years
   Robert W. Sit, CFA, 29 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**1.96**	**64.94**	**17.49**	**15.32**	**11.35**	**11.93**
Russell Midcap® Growth Index	-0.57	68.61	19.41	18.39	14.11	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Mid Cap Growth	**18.36**	**33.42**	**6.01**	**-2.22**	**3.10**	**19.01**	**-7.25**	**30.21**	**33.08**	**1.96**
Russell Midcap® Growth Index	15.81	35.74	11.90	-0.20	7.33	25.27	-4.75	35.47	35.59	-0.57

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
PTC, Inc.	2.5	Trex Co., Inc.	2.1
HubSpot, Inc.	2.5	Skyworks Solutions, Inc.	2.0
Scotts Miracle-Gro Co.	2.3	Applied Materials, Inc.	2.0
Atlassian Corp., PLC	2.2	Broadcom, Inc.	2.0
Dexcom, Inc.	2.2	Waste Connections, Inc.	1.9
		Total	21.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	23.8
Electronic Technology	16.9
Health Technology	14.9
Finance	8.6
Producer Manufacturing	7.2
Health Services	4.2
Consumer Services	4.1
Industrial Services	3.6
Sectors Less Than 3.5%	15.6
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$216.1
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$30.7
Median Market Cap (Billions):	$17.2
Beta (vs. Russell Midcap® Growth Index):	1.01

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Developing Markets Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Raymond E. Sit, 28 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**1.01**	**57.19**	**6.76**	**13.22**	**2.96**	**4.88**
MSCI Emerging Markets Index	1.95	55.13	3.98	9.49	1.18	3.85

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Developing Markets Growth	**11.08**	**0.59**	**-7.79**	**-15.88**	**3.59**	**43.23**	**-14.75**	**19.77**	**23.14**	**1.01**
MSCI Emerging Markets Index	15.15	-4.98	-4.63	-16.96	8.58	34.35	-16.64	15.43	15.84	1.95

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	20.5
Technology Services	18.8
Finance	17.8
Retail Trade	11.3
Consumer Services	5.4
Consumer Non-Durables	5.0
Investment Companies	3.3
Non-Energy Minerals	3.3
Sectors Less Than 3.0%	11.8
Cash and Other Net Assets	2.8

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	40.6
South Korea	12.0
Taiwan	9.0
India	6.3
South Africa	6.1
Singapore	4.2
Brazil	3.5
United States	3.3
8 Countries Less Than 3.3%	12.2
Cash and Other Assets	2.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	6.4
Samsung Electronics Co., Ltd.	6.3
Taiwan Semiconductor Co.	5.5
Alibaba Group Holding, Ltd., ADR	5.1
iShares MSCI India ETF	3.3
HDFC Bank, Ltd., ADR	3.0
LG Chem, Ltd.	2.9
JD.com, Inc., ADR	2.7
Baidu, Inc., ADR	2.6
ENN Energy Holdings, Ltd.	2.5
Total	40.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$14.0
Number of Holdings:	59
Wtd. Avg. Market Cap (Billions):	$188.1
Median Market Cap (Billions):	$27.8
Beta (vs. MSCI Emerging Markets Index):	0.94

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Dividend Growth Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 32 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns					30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	**7.03**	**53.21**	**14.24**	**13.83**	**12.14**	**10.42**	**1.29**
S&P 500 Index	6.18	56.35	16.78	16.29	13.91	9.87	
Class S Shares	**6.94**	**52.85**	**13.96**	**13.55**	**11.86**	**9.92**	**1.04**
S&P 500 Index	6.18	56.35	16.78	16.29	13.91	10.01	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Class I Shares	13.54	28.18	12.12	0.51	10.73	20.24	-6.57	29.10	13.97	7.03
Class S Shares	13.23	27.95	11.79	0.25	10.49	19.88	-6.79	28.84	13.67	6.94
S&P 500 Index	16.00	32.39	13.69	1.38	11.96	21.83	-4.38	31.49	18.40	6.18

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	5.6	Procter & Gamble Co.	2.0
Apple, Inc.	4.9	PepsiCo, Inc.	1.9
Johnson & Johnson	2.7	Medtronic, PLC	1.8
Broadcom, Inc.	2.4	Analog Devices, Inc.	1.8
Applied Materials, Inc.	2.3	MetLife, Inc.	1.7
		Total	27.2

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	17.4
Finance	17.0
Health Technology	12.8
Technology Services	11.0
Producer Manufacturing	8.1
Consumer Non-Durables	5.9
Retail Trade	5.0
Utilities	5.0
Sectors Less Than 4.0%	17.1
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$192.4
S Share Assets (Millions):	$31.2
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$335.4
Median Market Cap (Billions):	$98.8
Beta (vs. S&P 500 Index):	0.96

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Balanced Fund

As of March 31, 2021

Sit Investment Associates
Sit Mutual Funds
800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

FIXED-INCOME INVESTMENT STYLE

Duration

	Short	Interm	Long
High		■	
Mid			
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Bryce A. Doty, CFA, 30 years
  Ronald D. Sit, CFA, 36 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**1.73**	**36.43**	**12.88**	**11.98**	**9.80**	**7.71**
S&P 500® Index	6.18	56.35	16.78	16.29	13.91	10.30
Bloomberg Barclays Aggregate Bond Index	-3.37	0.71	4.65	3.10	3.44	5.12

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Balanced	**9.95**	**18.36**	**9.15**	**2.25**	**4.60**	**17.74**	**-2.73**	**20.69**	**20.74**	**1.73**
S&P 500® Index	16.00	32.39	13.69	1.38	11.96	21.83	-4.38	31.49	18.40	6.18
Bloomberg Barclays Aggregate Bond Index	4.22	-2.02	5.97	0.55	2.65	3.54	0.01	8.72	7.51	-3.37

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.6
Microsoft Corp.	3.0
Alphabet, Inc.	2.8
Amazon.com, Inc.	2.7
UnitedHealth Group, Inc.	2.1

Bonds

Company Name	% of Net Assets
U.S. Treasury Inflation Bond, 2.00%, 2/15/50	3.1
Putnam Premier Income Trust	0.7
Oregon State Fac. Auth., 2.68%, 7/1/31	0.5
GNMA, 5.97%, 2/20/51	0.5
Louisiana State Trans. Auth., 1.45%, 2/15/27	0.5

PORTFOLIO ALLOCATION (%)

Stocks	63.0
Bonds	33.8
Cash and Other Net Assets	3.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$61.4
Number of Holdings:	261

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Paul J. Jungquist, CFA, 27 years
Todd S. Emerson, CFA, 26 years
Kevin P. O'Brien, CFA, 18 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**0.00**	**5.94**	**3.91**	**3.11**	**4.42**	**4.60**
Bloomberg Barclays 5-Year Muni Bond Index	-0.31	5.07	3.89	2.52	2.94	4.18

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Minnesota Tax-Free Income	**7.24**	**-3.10**	**9.91**	**3.54**	**0.14**	**5.83**	**1.03**	**6.70**	**3.58**	**0.00**
Bloomberg Barclays 5-Year Municipal Bond Index	2.97	0.81	3.19	2.43	-0.39	3.14	1.69	5.45	4.29	-0.31

YIELDS (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.81	44.83% Tax Rate	3.52
		46.63% Tax Rate	3.67

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

QUALITY RATINGS (%)

AAA	9.5
AA	31.4
A	14.2
BBB	6.1
Less than BBB	10.2
Non-Rated	24.5
Cash and Other Net Assets	4.1

Assessment of Non-Rated Securities

AAA	0.0
AA	0.0
A	1.2
BBB	5.0
BB	16.6
Less than BB	1.7

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.6
Single Family Mortgage	17.7
Education/Student Loan	15.5
Hospital / Health Care	14.3
General Obligation	10.6
Municipal Lease	5.5
Other Revenue	3.5
Utility	2.2
Sectors Less Than 2.0%	6.0
Cash and Other Net Assets	4.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$680.3
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	4.5 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit International Growth Fund


Sit Investment Associates
Sit Mutual Funds

As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
   Roger J. Sit, 30 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**2.83**	**51.83**	**9.46**	**9.12**	**5.66**	**4.62**
MSCI EAFE Index	3.48	44.57	6.02	8.85	5.52	5.57

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
International Growth	**18.79**	**17.56**	**-7.88**	**4.86**	**-6.66**	**24.02**	**-16.27**	**26.17**	**18.63**	**2.83**
MSCI EAFE Index	17.32	22.78	-4.90	-0.81	1.00	25.03	-13.79	22.01	7.82	3.48

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.2
Health Technology	13.5
Electronic Technology	12.5
Technology Services	12.2
Producer Manufacturing	11.4
Consumer Non-Durables	9.3
Consumer Durables	3.8
Utilities	3.0
Sectors Less Than 3.0%	16.9
Cash and Other Net Assets	2.2

PORTFOLIO COUNTRY ALLOCATION (%)

Switzerland	14.8
United Kingdom	14.0
China/Hong Kong	11.1
Japan	9.1
France	7.8
Germany	6.4
Australia	5.1
Netherlands	4.9
10 Countries Less Than 4.9%	24.6
Cash and Other Assets	2.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
ASML Holding NV	3.0
Schneider Electric SE	2.6
Logitech International SA	2.3
LG Chem, Ltd.	2.3
Sony Group Corp., ADR	2.3
Tencent Holdings, Ltd.	2.1
Partners Group Holding AG	2.1
Nestle SA	2.1
Iberdrola SA	2.0
Allianz SE	1.9
Total	22.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$29.6
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$100.5
Median Market Cap (Billions):	$46.0
Beta (vs. MSCI EAFE Index):	0.89

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2021   800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Bryce A. Doty, CFA, 30 years
  Mark H. Book, CFA, 34 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class S	Class Y
Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class S Shares	**-0.04**	**0.44**	**2.98**	**1.94**	**1.68**	**5.05**	**1.82**
Bloomberg Barclays Interm. Gov't Index	-1.72	-1.20	3.75	2.07	2.28	5.26	
Class Y Shares	**0.03**	**0.72**	—	—	—	**3.15**	**2.05**
Bloomberg Barclays Interm. Gov't Index	-1.72	-1.20	—	—	—	3.12	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Class S Shares	**2.67**	**-2.08**	**2.22**	**1.42**	**0.69**	**1.33**	**1.77**	**3.34**	**3.62**	**-0.04**
Class Y Shares	—	—	—	—	—	—	—	—	**3.92**	**0.03**
Bloomberg Barclays Interm. Gov't Index	1.73	-1.25	2.52	1.18	1.05	1.14	1.43	5.20	5.73	-1.72

PORTFOLIO SECTOR ALLOCATION (%)

CMO	53.9
FNMA Pass-Through	17.4
GNMA Pass-Through	9.0
U.S. Treasury/Federal Agy.	7.1
FHLMC Pass-Through	4.0
Asset-Backed	1.2
SBA Pass-Through	0.4
Cash & Other Net Assets	7.0

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$398.8
Y Share Assets (Millions):	$128.4
Average Maturity:	17.9 Years
Effective Duration:	1.9 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Large Cap Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
   Roger J. Sit, 30 years
   Ronald D. Sit, CFA, 36 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**2.51**	**61.18**	**20.30**	**18.70**	**14.42**	**10.93**
Russell 1000® Growth Index	0.94	62.74	22.80	21.05	16.63	12.19

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Large Cap Growth	**13.96**	**29.21**	**10.97**	**4.47**	**4.36**	**27.83**	**-3.11**	**32.81**	**33.94**	**2.51**
Russell 1000® Growth Index	15.26	33.48	13.05	5.67	7.08	30.21	-1.51	36.39	38.49	0.94

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	10.2	Applied Materials, Inc.	3.0
Microsoft Corp.	8.7	Visa, Inc.	2.9
Amazon.com, Inc.	6.1	UnitedHealth Group, Inc.	2.7
Alphabet, Inc.	5.9	PayPal Holdings, Inc.	2.7
Facebook, Inc.	3.9	Broadcom, Inc.	2.3
		Total	48.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	34.1
Electronic Technology	19.1
Health Technology	8.8
Retail Trade	8.5
Consumer Non-Durables	5.4
Consumer Services	5.0
Finance	3.8
Producer Manufacturing	3.1
Sectors Less Than 3.0%	11.5
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$159.2
Number of Holdings:	65
Wtd. Avg. Market Cap (Billions):	$635.0
Median Market Cap (Billions):	$128.6
Beta (vs. Russell 1000® Growth Index):	0.97

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Tax-Free Income Fund


As of March 31, 2021

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High			
Mid		■	
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 27 years
  Todd S. Emerson, CFA, 26 years
  Kevin P. O'Brien, CFA, 18 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**0.20**	**6.73**	**4.00**	**3.66**	**5.34**	**5.13**
Bloomberg Barclays 5-Year Muni Index	-0.31	5.07	3.89	2.52	2.94	4.84

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Tax-Free Income	**9.93**	**-4.46**	**14.60**	**3.91**	**0.64**	**7.68**	**0.70**	**7.08**	**4.01**	**0.20**
Bloomberg Barclays 5-Year Municipal Bond Index	2.97	0.81	3.19	2.43	-0.39	3.14	1.69	5.45	4.29	-0.31

YIELDS (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.90	38.8% Tax Rate	3.10
		40.8% Tax Rate	3.21

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top two brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

QUALITY RATINGS (%)

AAA	8.1
AA	31.8
A	18.4
BBB	12.0
Less than BBB	2.8
Non-Rated	22.9
Cash and Other Net Assets	4.0

Assessment of Non-Rated Securities

AAA	0.0
AA	0.2
A	0.0
BBB	0.9
BB	19.0
Less than BB	2.8

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	25.0
Single Family Mortgage	18.2
Other Revenue	12.1
Education/Student Loan	10.0
Insured	7.3
General Obligation	6.3
Investment Companies	5.5
Hospital / Health Care	4.3
Sectors Less Than 3.0%	7.3
Cash and Other Net Assets	4.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$348.2
Average Maturity:	19.5 Years
Duration to Estimated Avg. Life:	5.1 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Quality Income Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High	■		
Mid			
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Bryce A. Doty, CFA, 30 years
  Mark H. Book, CFA, 34 years
  Christopher M. Rasmussen, CFA, 20 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**0.41**	**3.32**	**2.51**	**1.84**	**1.25**	**1.32**
Bloomberg Barclays U.S. 1-3 Year Government/Credit Index	-0.04	1.57	3.04	2.00	1.58	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Quality Income	**0.58**	**0.68**	**-0.27**	**0.79**	**1.16**	**0.90**	**3.13**	**2.96**	**0.41**
Bloomberg Barclays U.S. 1-3 Year Government/Credit Index	0.64	0.77	0.65	1.28	0.84	1.60	4.03	3.33	-0.04

PORTFOLIO SECTOR ALLOCATION (%)

Corporate Bonds	27.7
U.S. Treasury/Federal Agency	26.4
Mortgage Pass-Through (Agy.)	25.3
Taxable Municipal	8.1
Asset-Backed (non-agency)	5.2
CMO (non-agency)	5.0
Cash & Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$108.8
Average Maturity:	9.8 Years
Effective Duration:	1.2 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Small Cap Dividend Growth Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of March 31, 2021   800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

   Roger J. Sit, 30 years
   Kent L. Johnson, CFA, 32 years
   Robert W. Sit, CFA, 29 years
   Michael T. Manns, 34 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

| | Annualized Returns | | | | | |
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	11.64	72.01	12.34	12.40	9.80	0.61
Class S Shares	11.57	71.65	12.06	12.10	9.52	0.37
Russell 2000® Index	12.70	94.85	14.76	16.35	11.52	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2015*	2016	2017	2018	2019	2020	YTD 2021
Class I Shares	-6.51	20.59	13.69	-17.07	27.11	16.20	11.64
Class S Shares	-6.69	20.31	13.42	-17.29	26.70	16.00	11.57
Russell 2000® Index	-8.37	21.31	14.65	-11.01	25.53	19.96	12.70

*Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns of the Fund and its benchmarks reflect performance since 3/31/15.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	3.0	Evercore Partners, Inc.	1.7
MKS Instruments, Inc.	2.8	Nexstar Media Group, Inc.	1.7
Scotts Miracle-Gro Co.	2.1	Encompass Health Corp.	1.6
KBR, Inc.	1.9	AtriCure, Inc.	1.6
Stifel Financial Corp.	1.8	CNO Financial Group, Inc.	1.6
		Total	19.7

PORTFOLIO SECTOR ALLOCATION (%)

Finance	27.1
Producer Manufacturing	12.9
Electronic Technology	9.4
Consumer Durables	6.4
Health Technology	6.1
Process Industries	5.8
Commercial Services	4.9
Consumer Services	4.5
Sectors Less Than 4.0%	20.6
Cash and Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$16.5
S Share Assets (Millions):	$5.2
Number of Holdings:	91
Wtd. Avg. Market Cap (Billions):	$6.3
Median Market Cap (Billions):	$4.9
Beta (vs. Russell 2000® Index):	0.88

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Small Cap Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2021

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			■
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 32 years
  Robert W. Sit, CFA, 29 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**7.68**	**83.95**	**19.02**	**16.32**	**10.93**	**11.08**
Russell 2000® Growth Index	4.88	90.20	17.16	18.61	13.02	9.30

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	YTD 2021
Small Cap Growth	14.40	35.66	1.46	-2.66	3.56	15.71	-10.71	29.17	35.93	7.68
Russell 2000® Growth Index	14.59	43.30	5.60	-1.38	11.32	22.17	-9.31	28.48	34.63	4.88

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	2.5	Scotts Miracle-Gro Co.	2.0
Trex Co., Inc.	2.1	Paycom Software, Inc.	1.9
MKS Instruments, Inc.	2.1	STAAR Surgical Co.	1.8
YETI Holdings, Inc.	2.0	Waste Connections, Inc.	1.8
HubSpot, Inc.	2.0	PTC, Inc.	1.7
		Total	19.9

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	16.4
Technology Services	15.4
Electronic Technology	10.3
Producer Manufacturing	10.2
Finance	8.9
Consumer Durables	6.4
Commercial Services	5.2
Consumer Services	4.4
Sectors Less Than 4.4%	22.2
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$141.6
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$10.5
Median Market Cap (Billions):	$6.5
Beta (vs. Russell 2000® Growth Index):	0.91

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.